                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                                   -----------

                                  H.T.E., Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    403926108
                  ---------------------------------------------
                                 (CUSIP Number)


 John Sterling, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 21, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 403926108                                           PAGE 2 OF 4 PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tyler Technologies, Inc.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                           7        SOLE VOTING POWER
     NUMBER OF                      5,618,952
       SHARES              ----------------------------------------------
   BENEFICIALLY            8        SHARED VOTING POWER
     OWNED BY                       -0-
        EACH               ----------------------------------------------
     REPORTING             9        SOLE DISPOSITIVE POWER
       PERSON                       5,618,952
        WITH               ----------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                     -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,618,952
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         32.3%
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14       TYPE OF REPORTING PERSON*
         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 403926108                                                  Page 3 of 4

Item 1.  Security and Issuer.

         This Schedule 13D (this "Filing") relates to the Common Stock, $0.01 par value ("HTE Common Stock"), and voting and other contractual rights relating thereto, of H.T.E., Inc., a Florida corporation (the "Company"), which has its principal executive offices located at 1000 Business Center Drive, Lake Mary, Florida 32746. The purpose of this Filing is to reflect the beneficial ownership of HTE Common Stock by Tyler Technologies, Inc., a Delaware corporation.

Item 2.  Identity and Background.

         (a)      Tyler Technologies, Inc. ("Tyler")
         (b)      2800 West Mockingbird Lane, Dallas, Texas 75235
         (c) Tyler is a leading consolidator and provider of document and information management outsourcing and other services to county, municipal and local governments. Tyler provides data warehousing, electronic document management systems and services, information management outsourcing services, property records database information services, software systems and other professional services for local governments, as well as title record and other governmental database information and services to commercial customers.
         (d) Tyler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) Tyler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 17, 1999, Tyler entered into a stock purchase agreement with Dennis Harward ("DH") and Jack Harward ("JH") (the "Purchase Agreement"). Under the Purchase Agreement, DH sold to Tyler 2,825,110 shares of HTE Common Stock in exchange for 1,412,555 shares of Tyler Technologies, Inc. common stock, $0.01 par value per share ("Tyler Common Stock"), and JH sold to Tyler 1,824,890 shares of HTE Common Stock in exchange for 912,445 shares of Tyler Common Stock.

         Under the Purchase Agreement and effective until March 31, 2000, the parties agreed to put and call options on other shares of HTE Common Stock owned by DH and JH. Pursuant to these options, DH has the right and option to put to Tyler and Tyler has the right to call from DH an additional 588,688 shares of HTE Common Stock in exchange for 294,344 shares of Tyler Common Stock, and JH has the right and option to put to Tyler and Tyler has the right to call from JH an additional 380,264 shares of HTE Common Stock in exchange for 190,132 shares of Tyler Common Stock.

         On November 8, 1999, Tyler exercised its option to purchase 588,688 shares of HTE Common Stock from DH in exchange for 294,344 shares of Tyler Common Stock and 380,264 shares of HTE Common Stock from JH in exchange for 190,132 shares of Tyler Common Stock. On December 21, 1999, Tyler completed the exchange of Tyler Common Stock with DH for 588,688 shares of HTE Common Stock and with JH for 380,264 shares of HTE Common Stock.

Item 4.  Purpose of Transaction.

         On December 8, 1999, Tyler submitted shareholder proposals to the Company for inclusion in the Company's proxy materials for the solicitation of proxies in connection with the next annual meeting of the Company's shareholders. These proposals included amendments to the Articles of Incorporation of the Company, which would allow shareholders to fix the number of directors, fix the number of directors at nine, eliminate the classified Board of Directors, and allow shareholders to fill vacancies in the Board of Directors. The proposals also included the removal of the current Board of Directors and submitted a slate of nine nominees for election as directors to fill expiring terms and vacancies created by the removal of directors and the increase in the number of directors to nine.

CUSIP NO. 403926108                                                  Page 4 of 4

         Tyler reserves the right to acquire, or cause to be acquired, additional securities of HTE, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding HTE or any of its securities, to the extent deemed advisable by Tyler.

Item 5.  Interest in Securities of the Issuer.

         (a) Tyler is deemed to beneficially own 5,618,952 shares of HTE Common Stock. Of those shares deemed to be beneficially owned by Tyler, all shares were purchased with shares of Tyler Common Stock.

         The percentage calculations are based upon 17,399,442 shares of HTE Common Stock outstanding on November 5, 1999, as reported in the Company's most recent Quarterly Report on Form 10-Q, filed November 15, 1999.

         (b) Tyler may be deemed to have sole voting and dispositive power over 5,618,952 shares of HTE Common Stock.

         (c) See Items 3 above.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                                  TYLER TECHNOLOGIES, INC.

December 22, 1999                                 /s/ John Yeaman
                                                  ------------------------------
                                                  By:  John Yeaman, President